UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Social Reality, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

83362P 300

(CUSIP Number)

January 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 539319 10 3	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS. Steven Antebi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
450,000 shares of Class A Common Stock 267,500 shares of Class A Common Stock issuable upon exercise of warrants (See Item 4)
	6.	SHARED VOTING POWER -0-

	7.	SOLE DISPOSITIVE POWER
450,000 shares of Class A Common Stock 267,500 shares of Class A Common Stock issuable upon exercise of warrants (See Item 4)
	8.	SHARED DISPOSITIVE POWER
-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 450,000 shares of Class A Common Stock 267,500 shares of Class A Common Stock issuable upon exercise of warrants (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.76%*
12.	TYPE OF REPORTING PERSON IN

*As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP NO. 539319 10 3	Page 3 of 5 Pages

Item 1(a). Name of Issuer.

The name of the issuer is Social Reality, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 456 Seaton Street, Los Angeles, CA 90013.

Item 2(a). Name of Person Filing.

The name of the individual is Steven Antebi (the “Reporting Person”). The Reporting Person holds the shares reported in Rows 5 & 7.

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The address of the Reporting Person is 17984 Boris Drive, Encino, CA 91316.

Item 2(c). Citizenship.

The Reporting Person is a United States citizen.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.001 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 83362P 300.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP NO. 539319 10 3	Page 4 of 5 Pages

Item 4. Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person. The percentage set forth in Row 11 of the cover page for the Reporting Person is based on 7,802,982 shares of Common Stock issued and outstanding as of February 3, 2017, as represented in the Company’s Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on February 3, 2017 and assumes the exercise of the Company’s warrants subject to the blockers defined below. Pursuant to the terms of the warrants, the Reporting Person cannot exercise the warrants to the extent the Reporting Person would beneficially own, after such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page for the Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Person was not able to exercise all of the warrants due to the Blockers.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 539319 10 3	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2017

/s/ Steven Antebi
Steven Antebi